

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Paul Bay
Chief Executive Officer
Ingram Micro Holding Corporation
3351 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re: Ingram Micro Holding Corporation**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted May 12, 2023**
> **CIK No. 0001897762**

Dear Paul Bay:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Summary
Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data
Non-GAAP Financial Measures, page 20

1.   We read your response to comment 1. Please revise your income tax adjustments to arrive at income from operations after taxes on page 22 so that the difference between (a) the income taxes on income from operations and (b) the overall provision for income taxes is solely the removal of the current and deferred income taxes associated with the total other (income) expenses adjustment. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2022
Notes to Consolidated Financial Statements
Revision of Previously Issued Consolidated Financial Statements, page F-22

2.   We read your response to comment 2. Please revise your disclosures in the filing to clarify that the $122 million overstatement of cash used in operating activities for the twenty-six weeks ended July 2, 2022 was material and provide appropriate ASC 250 disclosures.

      You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cristopher Greer